UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 15, 2009.

Commission File Number 033-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150 Fourteenth floor Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Item	Page
Explanatory Note Regarding Revised Financial Information	3
Exhibit Index	4
Exhibit A
Exhibit B

EXPLANATORY NOTE REGARDING REVISED FINANCIAL INFORMATION

Exhibit A hereto contains revised selected consolidated financial data for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and Exhibit B contains our revised audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006. The selected financial consolidated data and our consolidated financial statements in these exhibits supersede the selected financial consolidated data contained in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 26, 2009 (our “2008 Form 20-F”), and the audited consolidated financial statements in our 2008 Form 20-F.

The revisions relate to the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, and amendment of ARB No. 51 (“SFAS 160”). SFAS No. 160 requires a noncontrolling interest in a subsidiary to be reported as stockholders’ equity within the consolidated financial statements separate from the parent’s stockholders’ equity. The standard also requires transactions that do not affect a parent’s controlling ownership and do not result in the deconsolidation of the subsidiary to be recorded as equity transactions, with those transactions that do result in a change in ownership and a deconsolidation of the subsidiary to be recorded in net income (loss) with the gain or loss measured at fair value. The requirements of SFAS 160 have been retrospectively applied to all periods presented as appropriate.

The revised information in Exhibits A and B reflects the retroactive application of SFAS No. 160. The revisions to the financial information presented in our 2008 Form 20-F consist of changing the presentation of noncontrolling interests in our statements of income and our balance sheets and conforming changes in the other statements. The adoption of SFAS No. 160 had no effect on our net income attributable to controlling interests, earnings per share, cash flow or any asset or liability account.

Other than those identified above, no items of our 2008 Form 20-F are being revised by this filing. Information in our 2008 Form 20-F is generally stated as of December 31, 2008, and this filing does not reflect any subsequent information or events other than the adoption of SFAS No. 160. The financial information in Exhibits A and B should be read in conjunction with our 2008 Form 20-F.

EXHIBIT INDEX

Exhibit A	Revised Selected Financial Data

Exhibit B	Revised audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitutción, S.A.
(Registrant)
Date: September 15, 2009

	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit A	Revised Selected Financial Data

Exhibit B	Revised audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006